Exhibit 1.01

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Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 monishbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

CDC Software’s Pivotal CRM Receives Prestigious Industry Recognition for 11th Consecutive Year

ISM Lists Pivotal CRM as one of the “Top 15” CRM Packages in 2007

ATLANTA, Apr. 02, 2007 — CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a global provider of industry-specific enterprise software applications and consulting services, today announced that its Pivotal 5.9 CRM software suite has been named by ISM Inc., a premier CRM consulting firm, as one of the “Top 15” CRM software packages for 2007. For the 11th consecutive year, Pivotal will appear on the prestigious listing and will be featured in ISM’s 15th edition of The Guide to CRM Automation (www.ismguide.com).

To be considered as a top CRM provider, Pivotal’s software platform was rated against dozens of competitors and tested by the ISM Software Lab located at the company’s Bethesda Md.-based headquarters. Each package was evaluated according to 211 selection criteria, including 109 business functions, 49 technical features and 17 user support features. In addition to rigorous testing, ISM also incorporated the responses of first-hand system users who are asked to describe aspects of their deployment, including systems integration efforts and the final costs of the system.

“For the 11th year in a row Pivotal proved its thorough understanding of customer relationship challenges in the mid-enterprise market,” said Barton Goldenberg, founder and president, ISM. “ISM congratulates CDC Software for its Pivotal CRM’s technological leadership, helping mid-sized companies implement effective CRM strategies that exceed customer expectations.”

According to Bruce Cameron, senior vice president of CRM Solutions for CDC Software, “We are honored to appear on ISM’s listing of top CRM providers for the 11th year running. Our software is built on a highly flexible, web-based architecture, with a rich set of CRM capabilities that support best-in-class mobile sales functionality and multi-language, global marketing campaigns. This award not only validates our commitment to ongoing product innovation, but also our commitment to our customer’s success.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About Pivotal CRM
Pivotal CRM helps organizations create superior customer experiences and offers rich functionality, a highly flexible application platform, a full customer relationship management application suite, and best-in-class customization abilities, all with a low total cost of ownership. The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, partner management and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world. For more information about Pivotal CRM, please visit www.pivotal.com.

Forward Looking Statement
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal’s CRM 5.9 Software Platform to provide quicker navigation to needed information, increase flexibility to implement complex business practices, automate customer interactions, access and update critical CRM data via BlackBerry mobile devices. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM 5.9 Software Platform, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM 5.9 Software Platform. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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